UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ardelyx, Inc.

(Name of Issuer)
Common Stock, par value, $0.0001 per share

(Title of Class of Securities)
039697107

(CUSIP Number)

October 23, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039697107	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Rock Springs Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,390,187
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,390,187
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,187
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 039697107	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Rock Springs Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,390,187
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,390,187
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,187
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 039697107	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Ardelyx, Inc.

(b) Address of Issuer’s Principal Executive Offices

34175 Ardenwood Blvd., Suite 200

Fremont, CA 94555

Item 2.	(a) Name of Person Filing

Rock Springs Capital Management LP

Rock Springs Capital Master Fund LP

(b) Address of Principal Business Office, or, if none, Residence

Rock Springs Capital Management LP

650 South Exeter, Suite 1070

Baltimore, MD 21202

Rock Springs Capital Master Fund LP

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road

George Town, Grand Cayman, KY1-9008, Cayman Islands

(c) Citizenship

Rock Springs Capital Management LP - Delaware

Rock Springs Capital Master Fund LP - Cayman Islands

(d) Title of Class of Securities

Common Stock, par value, $0.0001 per share (the “Common Stock”)

(e) CUSIP No.:

039697107

CUSIP No. 039697107	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 039697107	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 2,390,187 shares of Common Stock. The Reporting Persons hold 2,250,000 shares of Common Stock and 140,187 warrants to purchase the Common Stock. The percent of class is determined by dividing the number of shares of Common Stock beneficially owned by the Reporting Persons by 47,585,326, the number of shares of Common Stock (47,445,139) issued and outstanding as of August 2, 2017 combined with the number of warrants (140,187) held by the Reporting Persons.

(a) Amount beneficially owned:

Rock Springs Capital Management LP: 2,390,187

Rock Springs Capital Master Fund LP: 2,390,187

(b) Percent of class:

Rock Springs Capital Management LP: 5.02%

Rock Springs Capital Master Fund LP: 5.02%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Rock Springs Capital Management LP: 0

Rock Springs Capital Master Fund LP: 0

(ii) Shared power to vote or to direct the vote:

Rock Springs Capital Management LP: 2,390,187

Rock Springs Capital Master Fund LP: 2,390,187

(iii) Sole power to dispose or to direct the disposition of:

Rock Springs Capital Management LP: 0

Rock Springs Capital Master Fund LP: 0

(iv) Shared power to dispose or to direct the disposition of:

Rock Springs Capital Management LP: 2,390,187

Rock Springs Capital Master Fund LP: 2,390,187

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 039697107	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2017

Rock Springs Capital Management LP

By:	Graham McPhail
	Name:	Graham McPhail
	Title:	Managing Member

Rock Springs Capital Master Fund LP
By: Rock Springs Capital Management LP

By:	Graham McPhail
	Name:	Graham McPhail
	Title:	Managing Member

CUSIP No. 039697107	SCHEDULE 13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 2, 2017

Rock Springs Capital Management LP

By:	Graham McPhail
	Name:	Graham McPhail
	Title:	Managing Member

Rock Springs Capital Master Fund LP
By: Rock Springs Capital Management LP

By:	Graham McPhail
	Name:	Graham McPhail
	Title:	Managing Member